SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           Notification of Late Filing
                        Commission File Number 000-22673

(Check one):   (X) Form 10-K    ( ) Form 11-K    ( ) Form 20-F  ( ) Form 10-Q
( ) Form N-SAR

For period ended:          March 31, 2001

( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Schick Technologies, Inc.
Full name of Registrant

Former name if applicable

30-00 47th Avenue
Address of principal executive office (Street and Number)

Long Island City, New York 11101
City, State and Zip Code

PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |   (a)  The reasons described in reasonable detail in Part III of this
      |        form could not be eliminated without unreasonable effort or
      |        expense;
      |
      |   (b)  The subject annual report, semi-annual report, transition report
      |        on Form 10-K, 20-F, X 11-K or Form N-SAR, or portion thereof will
[X]   |        be filed on or before the 15th calendar day following the
      |        prescribed due date; or the subject quarterly report or
      |        transition report on Form 10-Q, or portion, thereof will be filed
      |        on or before the fifth calendar day following the prescribed due
      |        date, and
      |
      |   (c)  The accountant's statement or other exhibit required by Rule
      |        12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant is currently engaged in negotiations with the lender under its secured credit facility, Greystone Funding Corporation ("Greystone"), principally concerning Registrant's compliance with the "Current Ratio" financial covenant contained in the Greystone credit facility, for the period through March 31, 2001, and the potential terms and conditions of a waiver from such compliance.

As a result of the significant time and resources expended by Registrant's management in connection with these negotiations, and because their outcome could materially impact upon the contents of Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, the Registrant is not in a position to timely file its Form 10-K without unreasonable effort or expense.

The Registrant intends to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2001 promptly following the resolution of the matters set forth above and in no event later than July 13, 2001.


             CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

The statements contained in this Form 12b-25 include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). When used in this Form 12b-25 and in future filings by the Registrant with the Securities and Exchange Commission, in the Registrant's press releases, presentations to stockholders, securities analysts or investors, or in oral statements made by or with the approval of an executive officer of the Registrant, the words or phrases "believes," "may," "will likely result," "estimates," "projects," "anticipates," "expects" or similar expressions and variations thereof are intended to identify such forward-looking statements. Any forward-looking statement involves risks and uncertainties that may have a material adverse effect on the business, results of operations, financial condition or prospects, financial or other, of the Registrant and may cause the Registrant's actual results to differ materially from historical results or the results discussed in the forward-looking statements.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

David Schick               (718)                 937-5765
(Name)                    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           (x) Yes        ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           (x) Yes        ( ) No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended March 31, 2001, Registrant anticipates reporting approximately $21.3 million in revenue, $11.0 million of gross profit, total operating costs of $11.5 million and a ($1.6) million net loss, as compared to $22.0 million in revenue, $5.7 million of gross profit, total operating costs of $17.8 million and a ($12.3) million net loss for the year ended March 31, 2000.

Such anticipated changes have resulted principally from the following: The revenue decline is due to lower sales of the Registrant's products, particularly in the first two quarters of the 2001 fiscal year. The increase in gross profit is principally due to a decrease in total cost of sales. The decrease in operating expenses is principally attributable to a decrease in selling and marketing expenses; a decrease in general and administrative expenses; and a decrease in research and development expenses.

The Registrant anticipates reporting approximately $6.2 million in revenue, $3.8 million of gross profit, and net income of $765,000 for the quarter ended March 31, 2001, as compared to $5.4 million in revenue, $2.3 million of gross profit and a net loss of $(2.7) million for the same period in the previous year.

                            SCHICK TECHNOLOGIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   July 2, 2001                          By: /s/ David Schick
                                                  -----------------------------
                                                  David Schick
                                                  Chief Executive Officer